UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )

                               ENESCO GROUP, INC.

                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    292973104
                                   ----------
                                 (CUSIP Number)


                            Riverside Contracting LLC
                             c/o ReGen Capital, LLC
                            2109 Broadway, 2nd Floor
                            New York, New York 10023

                                 with a copy to:

                              Saul Lieberman, Esq.
                             c/o ReGen Capital, LLC
                            2109 Broadway, 2nd Floor
                               New York, NY 10023
                                 (212) 501-0990

                                 --------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                June 5, 2007
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                          (Continued on following page)

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 2 of 7 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                           Riverside Contracting LLC

                                                                EIN: 13-4101150
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                          (b)
-------------------------------------------------------------------------------
        3           SEC USE ONLY

-------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           WC

-------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware

-------------------------------------------------------------------------------

 NUMBER OF SHARES    7      SOLE VOTING POWER
   BENEFICIALLY                     786,901 shares
  OWNED BY EACH
 REPORTING PERSON
       WITH         -----------------------------------------------------------
                     8

                            SHARED VOTING POWER
                                     0

                    -----------------------------------------------------------
                     9

                            SOLE DISPOSITIVE POWER
                                    786,901 shares


                    -----------------------------------------------------------
                    10

                            SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           786,901 shares

-------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                              [ ]

-------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 5.21%

-------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           OO

-------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 3 of 7 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                           Elliot H. Herskowitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7       SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8       SHARED VOTING POWER
                                     786,901 shares

                    ------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                                    0

                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                     786,901 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           786,901 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 5.21%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           IN

--------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 4 of 7 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                           Neil Herskowitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [ ]
                    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7       SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8       SHARED VOTING POWER
                                    786,901 shares

                    ------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                                    0

                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                    786,901 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           786,901 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 5.21%

-------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                           IN

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.125 par value per share (the "Common Stock"), of Enesco Group, Inc., an Illinois corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 225 Windsor Drive, Itasca, Illinois 60143.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) Riverside Contracting LLC ("Riverside") is a Delaware limited liability company with an office c/o ReGen Capital, LLC, 2109 Broadway, 2nd Floor, New York, NY 10023. The principal business of Riverside is investments. Elliot H. Herskowitz and Neil Herskowitz are the only members and managers of Riverside. The present principal occupation of Elliot H. Herskowitz is research and investments. In this connection he is employed by SJT Ltd., an Israeli corporation engaged in financial research and analysis at 43 Emek Refaim Street, Jerusalem, Israel 93141. The present principal occupation of Neil Herskowitz is investments. Each of Elliot H. Herskowitz and Neil Herskowitz maintains a business office at 2109 Broadway, 2nd Floor, New York, NY 10023.

     (d)- (e) During the last five years, none of Riverside, Elliot H. Herskowitz or Neil Herskowitz (the "Reporting Persons"), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of the individual Reporting Persons is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used by Riverside for the purchase of the Common Stock is its working capital. The personal funds of Messrs. Herskowitz may be used to purchase additional shares of the Common Stock. The amounts paid for shares of the Common Stock ("Shares") purchased by Riverside was $12,876. None of Messrs. Herskowitz has made any direct purchases of Shares.


                               Page 5 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons may make additional purchases of Shares or dispose of Shares in the open market or in private transactions depending upon, among other factors, an evaluation of the Issuer's business prospects and financial condition, including its bankruptcy proceeding, the trading market for the Common Stock and the availability to the Reporting Persons of funds to make any such purchases. As of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of any Shares or other securities of the Issuer, or the disposition of any Shares or other securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;
(c) a sale or transfer of a material amount of assets of the Issuer or of any subsidiary; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons, however, reserves the right, at a later date, alone or together with others, to undertake any such plans or proposals or to seek to effect one or more of such changes or transactions.

         Riverside had been in initial discussions with counsel for the Issuer regarding the possibility of selling control of the corporate shell of the Issuer to a third party. Such discussions were abandoned by Riverside and such third party approximately two months prior to the date hereof.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate numbers and percentages of Shares beneficially owned by Riverside is 786,901 (approximately 5.21% of the outstanding Shares). Other than the Shares owned by Riverside, none of Elliot H. Herskowitz or Neil Herskowitz owns any Shares directly. Messrs. Herskowitz each may be deemed to beneficially own the Shares owned by Riverside. Each of Messrs. Herskowitz disclaims beneficial ownership of the reported securities and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purpose of Section 13 of the Securities Act of 1934, as amended, or for any other purpose.

For purposes of this Schedule 13D, the percentage of the outstanding Shares beneficially owned has been computed on the basis of 15,107,494 Shares outstanding, as of November 10, 2006, based upon information set forth in the Company's 10Q for the quarter ending September 30, 2006. None of the Reporting Persons is a beneficial owner of any right to acquire Shares.

         (b) Messrs. Herskowitz have shared power to vote and to dispose of all Shares held by Riverside.

         (c) The following table sets forth information with respect to all transactions in the Common Stock that were effected during the past 60 days by the Reporting Persons. All of such transactions were effected as ordinary course brokerage transactions.



Riverside Contracting LLC

------------------------------------------------------------------------------------------------
 Price per      Date of Transaction          Type of Transaction,          Number of Shares
   Share                                     (Purchase) or (Sale)
------------------------------------------------------------------------------------------------
 $.0225            06/01/07                      P                        50,000
------------------------------------------------------------------------------------------------
 $.015             06/05/07                      P                        25,000
------------------------------------------------------------------------------------------------
 $.0175            06/07/07                      P                        1
------------------------------------------------------------------------------------------------
 $.015             06/12/07                      P                        5,000
------------------------------------------------------------------------------------------------
 $.02              06/14/07                      P                        15,000
------------------------------------------------------------------------------------------------

         (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by either of the Reporting Persons.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, except an Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney, as filed herewith.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 1. Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney.

                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 14, 2007                      RIVERSIDE CONTRACTING, LLC


                                           By   /s/ NEIL HERSKOWITZ
                                                ----------------------
                                                Neil Herskowitz, Manager





Date:    June 14, 2007                      /s/ ELLIOT H. HERSKOWITZ
                                            --------------------------------
                                                  Elliot H. Herskowitz


Date:    June 14, 2007                      /s/ NEIL HERSKOWITZ
                                            --------------------------------
                                                  Neil Herskowitz


                               Page 7 of 7 Pages